Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Listed Funds Trust (811-23226)

LISTED FUNDS TRUST
615 East Michigan Street
Milwaukee, Wisconsin 53202
866-590-9112
www.stfm.com

August 20, 2025

Supplement to the Proxy Statement/Prospectus dated June 24, 2025

A special meeting of shareholders of the STF Tactical Growth & Income ETF (“STF Growth & Income ETF”) and the STF Tactical Growth ETF (“STF Growth ETF”), each a series of Listed Funds Trust (“LiFT”), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, was held on August 20, 2025, at 10:00 a.m. local time, at the offices of LiFT at 615 East Michigan Street, Milwaukee, Wisconsin 53202.  At the meeting, the special meeting of the shareholders of the STF Growth & Income ETF and the STF Growth ETF was adjourned until September 12, 2025, to solicit additional votes.
The adjourned special meeting for the STF Growth & Income ETF and the STF Growth ETF will reconvene on September 12, 2025, at 10:00 a.m. local time, at the offices of LiFT at 615 East Michigan Street, Milwaukee, Wisconsin 53202.  The record date for the special meeting, June 5, 2025, remains unchanged.
More information regarding the proposed reorganizations of the STF Growth & Income ETF and the STF Growth ETF is available in the Proxy Statement/Prospectus dated June 4, 2025, which information is incorporated herein by reference.  Documents that relate to the STF Growth & Income ETF and the STF Growth ETF are available, without charge, by writing to LiFT c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin 53202, by calling 866-590-9112, or over the Internet at www.stfm.com.  Documents that relate to the Hennessy Tactical Growth and Income ETF and the Hennessy Tactical Growth ETF are available, without charge, by writing to Hennessy Funds Trust at 7250 Redwood Blvd., Suite 200, Novato, California 94945, by calling 1‑800-966-4353 or 1-415-899-1555 or over the Internet at hennessyetfs.com.
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Proxy Statement/Prospectus Supplement Dated August 20, 2025
Please Read Carefully and Keep for Future Reference